P.E. 7/31/02

02050097

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the date of 31 July 2002

ALLIED IRISH BANKS, public limited company

(Translation of registrant's name into English)

Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-_______.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALLIED IRISH BANKS, p.l.c.

(Registrant)

Date 31 July 2002

By

Gary Kennedy

Group Director, Finance, Risk and Enterprise Technology

Allied Irish Banks, p.l.c.

AIB Group
Corporate Relations
and Communications
Bankcentre
Ballsbridge
Dublin 4

Telephone 01 660 0311
Facsimile 01 660 4715

For Immediate Release **July 31, 2002**

AIB announces Allfirst's First Half 2002 Net Income

Allied Irish Banks p.l.c. ("AIB") *[NYSE:AIB;AIBPR;FMBPR]* today announced that its wholly owned U.S. subsidiary, Allfirst Financial Inc. ("Allfirst"), reported net income to common stockholders of $61.6 million for the six months ending June 30, 2002, compared to a loss of $4.3 million for the same period in 2001. The following table and subsequent commentary provide a reconciliation of the financial performance with business trends.

$ millions (after tax)	*Six Months Ended June 30* 2002	2001 (restated)	% change
Net Income (Loss) to Common Stockholders	61.6	(4.3)	
Proprietary foreign exchange trading losses	11.0	98.3	
Fraud related charges	8.9	-	
Goodwill amortisation	-	19.0	
Adjusted Net Income to Common Stockholders	81.5	113.0	-27.9%
Provision for specific corporate exposure	15.5	-	
Provision for equity securities market value	9.0	-	
Reserve for residual losses on indirect auto lease portfolio	5.6	-	
Adjusted Net Income to Common Stockholders excluding provisions and reserve	111.6	113.0	-1.2%

Separately today, Allied Irish Banks p.l.c. (AIB Group) announced its results for the half year ended 30 June 2002. Underlying operating profit at Allfirst, in AIB Group terms, increased by 5% on the corresponding period in 2001.

The results of Community Counseling Services Inc., and Ketchum Canada, Inc. are excluded from the commentary below.

Allfirst's adjusted (for FX losses and equity securities market value provision) total revenues grew by 4% in the first half of 2002 compared to 2001. Net interest income was unchanged over the same period last year with higher loan product margins offset by lower earnings from a reduced investment securities portfolio and the impact of lower interest rates on deposit margins.

Average loans for the first half of 2002 (excluding curtailed indirect retail lending / leasing and residential mortgage businesses) were up 6% from the comparable period in 2001. Loan balances at June 30, 2002, excluding these portfolios, were up by 1% when compared to year-end 2001 levels reflecting the impact of the weak economy. Average core deposits for the first six months of 2002 were up 1% on the same period in 2001.

Allfirst generated growth in adjusted (for FX losses and equity securities market value provision) non-interest income of 10% in the first half of 2002 compared to the same period in 2001. Non interest income included securities gains of $8.7 million pre tax, which were largely offset by loss of yield on the sale of securities. Non-interest income growth in the company's core banking activities showed increases of 14% in deposit service charges and 10% in electronic banking income.

Adjusted (for fraud related charges, goodwill amortisation and auto lease residual reserve) non-interest expenses increased by 7% compared to the first six months of 2001. Pension, related personnel costs and an increased depreciation charge accounted for the majority of this expense growth. Following a review of the indirect auto lease portfolio, reserves have been increased by $9 million pre tax to prudently cover residual losses as the portfolio runs off. Minimal growth in underlying expenses for the full year is expected. A range of initiatives is currently being considered to accelerate delivery of the growth potential of the franchise. A plan is in course of development, completion of which is expected before the end of the current quarter. Details will be conveyed when the plan is completed and approved. To achieve efficiencies, a restructuring charge is likely to be incurred.

Non-performing assets at June 30, 2002 were $135.5 million (1.27% of loans, other real estate and other assets owned), a $47 million increase over the December 31, 2001 level of $88.7million (0.82% of loans, other real estate and other assets owned). A $50 million loan relating to one corporate relationship has been placed on non-accrual status at June 30, 2002. The allowance for loan and lease losses at June 30, 2002 of $181 million increased by $28.5 million over the December 31, 2001 level, reflecting a provision of $25 million pretax for the aforementioned corporate exposure and represented 143% of nonperforming loans and 1.70% of total loans. Net charge-offs as a percentage of loans and leases fell from 0.29% in the first half of 2001 to 0.24% in the first half of 2002.

Allfirst's primary banking unit, Allfirst Bank, reported regulatory capital ratios at June 30, 2002 as follows: tier 1 capital ratio of 7.86%; total capital ratio of 11.44%; leverage capital ratio of 7.16%. The Allfirst Bank capital ratios compare favorably to the following regulatory "well capitalized" standards: tier 1 capital ratio of at least 6%; total capital ratio of at least 10%, and leverage capital ratio of at least 5%.

-ENDS-

Allfirst Financial Inc. is a regional, diversified financial services company headquartered in Baltimore, MD, offering a full range of financial services including banking, trust, investment and insurance to retail, business and commercial customers. Its banking subsidiary, Allfirst Bank, operates 262 bank branches and 605 ATMs throughout Maryland, Pennsylvania, Washington D.C., Northern Virginia, and Delaware. Allfirst Financial Inc.'s assets were $17.3 billion as of June 30, 2002. Information about Allfirst Financial is available at www.allfirst.com.

###

Certain information included in this press release, other than historical information, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are identified by terminology such as "may," "will," "believe," "expect," "estimate," "anticipate," "continue," or similar terms. Actual results may differ materially from those projected in the forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: global, national and regional economic conditions; levels of market interest rates; credit or other risks of lending and investment activities; changes in accounting rules and policies; legal and regulatory proceedings; competitive and regulatory factors; and technological change.

For further information please contact:

Alan Kelly
Head of Group Investor Relations
AIB Group
Bankcentre
Ballsbridge
Dublin 4
Tel: +353-1-6600311 ext. 12162

Catherine Burke
Head of Corporate Relations
AIB Group
Bankcentre
Ballsbridge
Dublin 4
Tel: +353-1-6600311 ext. 13894

ALLFIRST FINANCIAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	Six Months Ended June 30, 2002	Six Months Ended June 30, 2001 As Restated
	(in thousands)	
Interest Income		
Interest and fees on loans and leases	$300,739	$395,973
Interest and dividends on investment securities:		
Taxable interest	75,750	110,303
Tax-exempt interest	18,181	18,850
Dividends	7,142	7,220
Interest on loans held for sale	1,680	1,416
Other interest income	6,591	771
Total interest and dividend income	410,083	534,533
Interest Expense		
Interest on deposits	103,287	192,025
Interest on Federal funds purchased and other short-term borrowings	17,011	46,332
Interest on long-term debt	26,542	32,246
Total interest expense	146,840	270,603
Net Interest Income (FTE)	263,243	263,930
Provision for loan and lease losses	41,170	15,509
Net Interest Income After Provision for Loan and Lease Losses (FTE)	222,073	248,421
Noninterest Income		
Service charges on deposit accounts	61,247	53,800
Trust and investment advisory fees	43,120	43,241
Electronic banking income	17,265	15,683
Mortgage banking income	11,142	10,726
FX Losses	(16,988)	(151,275)
Trading income – other	3,396	6,203
Consulting income	25,345	4,958
Other income	46,490	43,688
Securities gains (losses), net	(5,060)	421
Total noninterest income	185,957	27,445
Noninterest Expense		
Salaries and other personnel costs	177,820	155,808
Equipment costs	26,385	23,042
Occupancy costs	19,715	18,471
Postage and communications	10,004	9,558
Advertising and public relations	9,152	7,087
Fraud related charges	13,714	-
Other operating expenses	56,767	42,320
Intangible assets amortization expense	3,304	23,178
Total noninterest expenses	316,861	279,464
Income (Loss) Before Income Taxes (FTE)	91,169	(3,598)
Income tax expense	29,355	541
Net Income (loss)	61,814	(4,139)
Dividends on preferred stock	203	203
Net Income (loss) to Common Shareholders	$ 61,611	$ (4,342)

ALLFIRST FINANCIAL INC. AND SUBSIDIAIRIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(Unaudited)

	June 30, 2002	December 31, 2001
	(in thousands)	
Assets		
Cash and due from banks	$ 808,195	$ 1,286,131
Interest bearing deposits in other banks	4,641	4,869
Trading account securities	3,724	41,676
Federal funds sold and securities purchased under resale agreements	736,805	922,675
Investment securities available for sale	3,406,233	4,101,133
Loans held for sale	80,089	38,186
Loans, net of unearned income of $164,724 and $185,601, respectively:		
Commercial	4,000,286	3,930,556
Commercial real estate	2,421,695	2,395,841
Residential mortgage	413,921	472,082
Direct retail	2,503,070	2,420,376
Commercial leases receivable	658,190	679,554
Indirect retail loans and leases receivable	473,507	654,359
Foreign	195,553	201,103
Total loans, net of unearned income	10,666,222	10,753,871
Allowance for loan and lease losses	(181,039)	(152,539)
Loans, net	10,485,183	10,601,332
Premises and equipment	245,799	244,607
Due from customers on acceptances	3,359	3,274
Intangible assets	18,013	21,046
Goodwill	772,541	770,092
Other assets	746,337	782,910
Total assets	$17,310,919	$18,817,931
Liabilities and Stockholders' Equity		
Domestic deposits:		
Noninterest bearing deposits	$3,118,504	$ 3,848,733
Interest bearing deposits (excluding large denomination time deposits)	6,889,947	6,993,744
Total core deposits	10,008,451	10,842,477
Large denomination time deposits	1,493,324	1,922,324
Interest bearing deposits in foreign banking office	95,763	305,490
Total deposits	11,597,538	13,070,291
Federal funds purchased and securities sold under repurchase agreements	1,205,925	1,126,302
Other borrowed funds, short-term	922,606	566,904
Bank acceptances outstanding	3,359	3,274
Other liabilities	621,043	1,376,571
Long-term debt	1,209,270	1,010,116
Total liabilities	15,559,741	17,153,458
Redeemable preferred stock	9,000	8,858
Minority interest	108	113
Common stockholders' equity	1,742,070	1,655,502
Total liabilities, redeemable preferred stock, minority interest and stockholders' equity	$17,310,919	$18,817,931

Allfirst Financial Inc.

Summary Balance Sheet (Average balances, in millions)	For the periods ended June 30, 2002	December 31, 2001
Investment securities	$ 3,660	$ 4,233
Loans and leases, net of unearned income	10,649	10,646
Loans and leases, net (ex. curtailed businesses) (1)	9,646	9,236
Earning assets	15,121	15,027
Intangible assets, including goodwill	790	792
Total assets	17,509	17,539
Core deposits	9,787	9,768
Total deposits	11,978	11,917
Shareholders' equity	1,714	1,737
Common shareholders' equity	1,714	1,737

Balance Sheet Highlights (in millions)		
Investment securities	$ 3,406	$ 4,101
Loans and leases, net of unearned income	10,666	10,754
Loans and leases, net of unearned income (ex. curtailed businesses) (1)	9,779	9,627
Earning assets	14,845	15,836
Intangible assets, including goodwill	791	791
Total assets	17,311	18,818
Core deposits	10,008	10,842
Total deposits	11,598	13,070
Common Stockholder's equity	1,742	1,656

(1) Curtailed lending businesses include indirect lending / leasing and residential mortgage lending.

INTERIM RESULTS

MEDIA RELEASE

Embargo 7am, Wednesday 31 July 2002

Allied Irish Banks, p.l.c.

AIB

AIB Group, Bankcentre, Dublin 4
www.aibgroup.com

Highlights - AIB Group interim results 2002

Attributable profit of € 519m, up 8%
Basic earnings per share EUR 60.0c, up 8%
Adjusted earnings per share EUR 61.9c, up 8%[1]
Return on equity 22.2%
Tier 1 capital ratio 6.8%
Interim dividend of EUR 17.25c, up 12%

Operating profit before provisions, up 13%
Provisions up € 67m
Profit before taxation € 703m, up 5%
Tangible cost income ratio down 1.1% to 57.3%

Divisional profit performance

- AIB Bank ROI up 8%
- USA down 25%
- Capital Markets up 14%
- AIB Bank GB & NI up 14%
- Poland up 18%

AIB Group Chief Executive Michael Buckley said:

'AIB delivered a strong performance in the first half of 2002. The strength of our franchises is demonstrated by the delivery of profit increases against a backdrop of uncertain and volatile markets. AIB is proving its resilience in tough times and this is good news for our shareholders.'

[1] Before goodwill amortisation

Allied Irish Banks, p.l.c.

Allied Irish Banks, p.l.c. (AIB Group) today announced its results for the half-year ended 30 June 2002.

Profit attributable to ordinary shareholders amounted to € 519 million, an 8% increase over the half-year ended 30 June 2001. Basic earnings per share for the half-year amounted to EUR 60.0c, an increase of 8%. Adjusted earnings per share, which excludes goodwill amortisation, also increased by 8% to EUR 61.9c.

Dividend

The Board has declared an interim dividend of EUR 17.25c per share, an increase of 12% on the half-year ended 30 June 2001. The dividend will be paid on 27 September 2002 to shareholders on the Company's register of members at the close of business on 9 August 2002.

For further information please contact:

Declan Mc Sweeney	**Alan Kelly**	**Catherine Burke**
Chief Financial Officer	Head of Capital & Group Investor Relations	Head of Corporate Relations
Bankcentre	Bankcentre	Bankcentre
Dublin	Dublin	Dublin
353-1-660-0311	353-1-660-0311	353-1-660-0311
Ext. 14954	Ext. 12162	Ext. 13894

This results announcement and a detailed informative presentation can be viewed on our internet site at www.aibgroup.com/investorrelations

Forward-Looking Statement

A number of statements we make in this document will not be based on historical fact, but will be 'forward-looking' statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected in the 'forward-looking' statements. Factors that could cause actual results to differ materially from those in the 'forward-looking' statements include, but are not limited to, global, national, regional economic conditions, levels of market interest rates, credit or other risks of lending and investment activities, competitive and regulatory factors and technology change.

Statement from the AIB Group Chairman

AIB has had a challenging six months, but we are recovering well since the shock of the Allfirst fraud. Once it was uncovered, we set out to deal with it speedily, transparently and comprehensively.

The decisions which our board made arising from the Ludwig Report, the agreement we subsequently signed with our regulators and the recommendations we have received from the board's special adviser John Heimann and consultants working with him have all been incorporated into an independently verified plan of action. In a few short months, we have already made good progress in implementing key elements of it.

We continue to be very focussed on completing the entire programme to the satisfaction of our regulators and shareholders in the shortest possible time.

But we have not been neglecting our business. Despite the uncertain economic climate internationally and the decline in financial markets, I am pleased to tell you that AIB performed well in the first six months of 2002. Pre-tax profit rose 5% and profit attributable to ordinary shareholders went up by 8%. The board has declared an interim dividend of EUR 17.25c per share, an increase of 12% on the first half of last year. It will be paid on 27 September to shareholders on the company's register of members at close of business on 9 August 2002.

In the current economic circumstances, our overall goal remains to continue to demonstrate the strength of our business.

Lochlann Quinn
Chairman

Statement from the AIB Group Chief Executive

AIB delivered a strong performance in the first half of 2002. The strength of our franchises is demonstrated by the delivery of profit increases against a backdrop of uncertain and volatile markets.

This difficult operating environment was compounded for AIB by the Allfirst fraud. This event and its aftermath created significant challenges for our company – but these were met without losing our focus on growing the business.

The half-year results from our banking operations in the Republic of Ireland, Northern Ireland and Britain were very good. The performance in Poland was pleasing as it was achieved in a weak macroeconomic environment. It is directly linked to our success in reshaping the business model in that market. The impact of the fraud on our Allfirst business was very substantial yet Allfirst increased its underlying operating profit compared with the same period last year. This proves the success of our business retention efforts and demonstrates the strength of this franchise.

AIB's income growth outpaced growth in costs. In fact, reducing our rate of cost growth has helped our core operating profit (before provisions) rise by 13% compared with the same period last year.

The general economic climate is far from benign. In these circumstances our provision charges are significantly higher for this half-year than the exceptionally low charges of the last few years, notably in Allfirst. AIB's provision cover remains good.

In 2002, AIB has accelerated its core strategy of building a distinctive customer service proposition and at the same time is becoming a more cohesive and productive business.

There is still more to do. But we are well positioned to enjoy continued growth for the rest of this year and into the future. AIB is proving its resilience in tough times and this is good news for our shareholders.

Michael Buckley
Chief Executive

Financial highlights *(unaudited)*

for the half-year ended 30 June 2002

	Half-year 30 June 2002 € m	Half-year 30 June 2001 Restated € m	Year 31 December 2001 Restated € m
Results			
Total operating income	**1,971**	1,805	3,751[1]
Group profit before taxation	**703**	670	1,366[1]
Profit attributable	**519**	479	484
Profit retained	**330**	312	41
Per € 0.32 ordinary share			
Earnings – basic	**60.0c**	55.7c	56.2c
Earnings – adjusted *(note 10)*	**61.9c**	57.3c	119.4c
Earnings – diluted	**59.6c**	55.2c	55.9c
Dividend	**17.25c**	15.40c	43.80c
Net assets	**525c**	621c	551c
Performance measures			
Return on average total assets	**1.25%**	1.25%	1.24%[1]
Return on average ordinary shareholders' equity	**22.2%**	18.7%	19.4%[1]
Balance sheet			
Total assets	**85,733**	88,343	88,837
Shareholders' funds: equity interests	**4,670**	5,463	4,851
Loans etc	**56,380**	54,944	57,445
Deposits etc	**70,584**	71,989	72,813
Capital ratios			
Tier 1 capital	**6.8%**	7.4%	6.5%
Total capital	**10.3%**	11.8%	10.1%

[1] *Adjusted to exclude the impact of the exceptional foreign exchange dealing losses.*

Restatement of prior years

The results for the year ended 31 December 2001 and the half-year ended 30 June 2001 have been restated to reflect the implementation of UITF Abstract 33 - Obligations in Capital Instruments. The results for 30 June 2001 have also been restated to reflect the impact of FRS 17 - Retirement Benefits which was implemented in the accounts for the year ended 31 December 2001. See Note 1 to the accounts for details of these restatements.

Allied Irish Banks, p.l.c.
Group Headquarters &
Registered Office
Bankcentre, Ballsbridge
Dublin 4, Ireland
Telephone (01) 6600311
Registered number 24173

Consolidated profit and loss account *(unaudited)*

for the half-year ended 30 June 2002

	Notes	**Half-year 30 June 2002 € m**	Half-year 30 June 2001 Restated € m	Year 31 December 2001 Restated € m
Interest receivable:				
Interest receivable and similar income arising from debt securities and other fixed income securities		**497**	617	1,198
Other interest receivable and similar income	3	**1,820**	2,089	4,148
Less: interest payable	4	**(1,120)**	(1,654)	(3,088)
Net interest income		**1,197**	1,052	2,258
Other finance income		**29**	33	67
Other income	5&7	**745**	720	637
Total operating income		**1,971**	1,805	2,962
Before exceptional item		**1,971**	1,805	3,751
Exceptional foreign exchange dealing losses	7	**–**	–	(789)
Total operating expenses	8	**1,145**	1,075	2,284
Group operating profit before provisions		**826**	730	678
Before exceptional item		**826**	730	1,467
Exceptional foreign exchange dealing losses	7	**–**	–	(789)
Provisions for bad and doubtful debts	12	**96**	67	179
Provisions for contingent liabilities and commitments		**–**	(3)	19
Amounts written off fixed asset investments		**36**	1	6
Group operating profit – continuing activities		**694**	665	474
Before exceptional item		**694**	665	1,263
Exceptional foreign exchange dealing losses	7	**–**	–	(789)
Income from associated undertakings		**5**	2	4
Profit on disposal of property		**4**	3	6
Profit on disposal of business		**–**	–	93
Group profit on ordinary activities before taxation		**703**	670	577
Before exceptional item		**703**	670	1,366
Exceptional foreign exchange dealing losses	7	**–**	–	(789)
Taxation on ordinary activities	9	**166**	167	55
Group profit on ordinary activities after taxation		**537**	503	522
Equity and non-equity minority interests in subsidiaries		**14**	15	23
Dividends on non-equity shares		**4**	9	15
		18	24	38
Group profit attributable to the ordinary shareholders of Allied Irish Banks, p.l.c.		**519**	479	484
Dividends on equity shares		**149**	132	380
Transfer to reserves		**40**	35	63
		189	167	443
Profit retained		**330**	312	41
Earnings per € 0.32 ordinary share – basic	10(a)	**60.0c**	55.7c	56.2c
Earnings per € 0.32 ordinary share – adjusted	10(b)	**61.9c**	57.3c	119.4c
Earnings per € 0.32 ordinary share – diluted	10(c)	**59.6c**	55.2c	55.9c

Consolidated balance sheet *(unaudited)*

30 June 2002

	Notes	**30 June 2002 € m**	30 June 2001 Restated € m	31 December 2001 Restated € m
Assets				
Cash and balances at central banks		**1,108**	854	1,175
Items in course of collection		**1,321**	1,443	1,536
Central government bills and other eligible bills		**42**	459	49
Loans and advances to banks		**5,762**	5,101	6,047
Loans and advances to customers	11	**50,458**	49,636	51,216
Securitised assets – net		**160**	207	182
Debt securities	14	**18,515**	20,995	20,082
Equity shares		**281**	433	332
Interests in associated undertakings		**13**	10	10
Intangible fixed assets		**476**	495	495
Tangible fixed assets		**1,210**	1,302	1,305
Own shares		**207**	193	245
Other assets		**1,149**	2,392	1,260
Prepayments and accrued income		**2,349**	1,709	2,080
Pension asset		**–**	534	255
Long-term assurance business attributable to shareholders	15	**346**	276	304
		83,397	86,039	86,573
Long-term assurance assets attributable to policyholders	15	**2,336**	2,304	2,264
		85,733	88,343	88,837
Liabilities				
Deposits by banks		**17,156**	15,724	13,223
Customer accounts	16	**50,897**	52,479	54,557
Debt securities in issue		**2,531**	3,786	5,033
Other liabilities		**2,642**	3,016	3,272
Accruals and deferred income		**2,327**	1,635	2,159
Pension liability		**81**	–	–
Provisions for liabilities and charges		**46**	35	71
Deferred taxation		**303**	396	300
Subordinated liabilities		**2,217**	2,896	2,516
Equity and non-equity minority interests in subsidiaries		**280**	319	312
Called up share capital		**293**	291	291
Share premium account		**1,927**	1,932	1,926
Reserves		**501**	438	463
Profit and loss account		**2,196**	3,092	2,450
Shareholders' funds		**4,917**	5,753	5,130
		83,397	86,039	86,573
Long-term assurance liabilities to policyholders	15	**2,336**	2,304	2,264
		85,733	88,343	88,837

Consolidated cash flow statement *(unaudited)*

for the half-year ended 30 June 2002

	Notes	Half-year 30 June 2002 €m	Half-year 30 June 2001 Restated €m	Year 31 December 2001 Restated €m
Net cash (outflow)/inflow from operating activities		**(974)**	292	231
Dividends received from associated undertakings		**–**	–	4
Returns on investments and servicing of finance		**(87)**	(90)	(131)
Equity dividends paid		**(191)**	(198)	(334)
Taxation		**(133)**	(127)	(242)
Capital expenditure and financial investment		**1,132**	(31)	700
Acquisitions and disposals		**(4)**	(39)	(59)
Financing		**(135)**	513	208
(Decrease)/increase in cash	17(a)	**(392)**	320	377

Reconciliation of Group operating profit to net cash (outflow)/inflow from operating activities	Half-year 30 June 2002 €m	Half-year 30 June 2001 Restated €m	Year 31 December 2001 Restated €m
Group operating profit	**694**	665	474
Provisions for bad and doubtful debts	**96**	67	179
Provisions for contingent liabilities and commitments	**–**	(3)	19
Depreciation and amortisation	**100**	91	202
Interest on subordinated liabilities	**64**	90	168
Profit on disposal of debt securities and equity shares	**(10)**	(8)	(21)
Amounts written off fixed asset investments	**36**	1	6
Increase in long-term assurance business	**(42)**	(38)	(66)
Other movements - net	**22**	50	312
Net cash inflow from trading activities	**960**	915	1,273
Net increase in deposits by banks	**4,741**	2,750	452
Net (decrease)/increase in customer accounts	**(449)**	1,697	4,647
Net increase in loans and advances to customers	**(2,251)**	(1,799)	(4,281)
Net increase in loans and advances to banks	**(527)**	(292)	(1,588)
Net increase in debt securities and equity shares held for trading purposes	**(899)**	(1,081)	(1,394)
Net (decrease)/increase in debt securities in issue	**(2,101)**	(866)	533
Effect of exchange translation and other adjustments	**(175)**	54	(94)
Other movements – net	**(273)**	(1,086)	683
	(1,934)	(623)	(1,042)
Net cash (outflow)/inflow from operating activities	**(974)**	292	231

Statement of total recognised gains and losses *(unaudited)*

	Half-year 30 June 2002 €m	Half-year 30 June 2001 Restated €m	Year 31 December 2001 €m
Group profit attributable to the ordinary shareholders	**519**	479	484
Currency translation differences on foreign currency net investments	**(304)**	204	145
Actuarial loss recognised in retirement benefit schemes	**(358)**	(109)	(402)
Total recognised (losses)/gains relating to the period	**(143)**	574	227
Prior year adjustment *(note 1)*	**–**	648	648
Total recognised (losses)/gains	**(143)**	1,222	875

Reconciliation of movements in shareholders' funds

	Half-year 30 June 2002 €m	Half-year 30 June 2001 Restated €m	Year 31 December 2001 Restated €m
Group profit attributable to the ordinary shareholders	**519**	479	484
Dividends on equity shares	**149**	132	380
	370	347	104
Other recognised (losses)/gains relating to the period	**(319)**	253	160
Actuarial loss recognised in retirement benefit schemes	**(358)**	(109)	(402)
New ordinary share capital subscribed	**35**	31	37
Ordinary shares issued in lieu of cash dividend	**59**	23	23
Net (deduction from)/addition to shareholders' funds	**(213)**	545	(78)
Opening shareholders' funds	**5,130**	5,208	5,208
Closing shareholders' funds	**4,917**	5,753	5,130
Shareholders' funds:			
Equity interests	**4,670**	5,463	4,851
Non-equity interests	**247**	290	279
	4,917	5,753	5,130

Note of historical cost profits and losses

Reported profits on ordinary activities before taxation would not be materially different if presented on an unmodified historical cost basis.

AIB

Commentary on results

Implementation of UITF Abstract 33 – Obligations in Capital Instruments *(see note 1 of this release)*

The Group has implemented UITF 33 in the accounts for the half-year ended 30 June 2002 and comparative periods have been restated. Implementation of the UITF results in AIB's € 500 million of Reserve Capital Instruments ('RCIs') being treated as subordinated liabilities rather than shareholders' funds. The related interest costs are now included in net interest income whereas previously the amount was shown as dividends on non-equity shares. This change in accounting treatment reduces pre-tax profit with no impact on earnings per share.

Implementation of Financial Reporting Standard 17 – Retirement Benefits ('FRS 17')

The Group adopted FRS 17 in the accounts for the year ended 31 December 2001. The results for the half-year to June 2001 have been restated as set out in note 1 of this release.

Summary profit and loss account

	Half-year June 2002 € m	Half-year June 2001 Restated € m	% *Change*
Net interest income	**1,197**	1,052	*14*
Other finance income	**29**	33	*-14*
Other income	**745**	720	*4*
Total operating income	**1,971**	1,805	*9*
Staff costs	**694**	643	*8*
Other costs	**351**	333	*6*
Depreciation and amortisation	**100**	91	*9*
Integration costs in continuing businesses	**–**	8	–
Total operating expenses	**1,145**	1,075	*7*
Group operating profit before provisions	**826**	730	*13*
Provisions for bad and doubtful debts	**96**	67	*44*
Other provisions	**36**	(2)	–
Total provisions	**132**	65	*105*
Group operating profit - continuing activities	**694**	665	*4*
Income from associated undertakings	**5**	2	–
Profit on disposal of property	**4**	3	–
Group profit on ordinary activities before taxation	**703**	670	*5*
Taxation	**166**	167	*-1*
Group profit on ordinary activities after taxation	**537**	503	*7*
Minority interests and non-equity dividends	**18**	24	*-24*
Group profit attributable	**519**	479	*8*

Group operating profit before provisions was up 13% to € 826 million for the half-year June 2002 and Group profit on ordinary activities before taxation was up 5% to € 703 million.

Group profit attributable to ordinary shareholders at € 519 million was up 8%. Adjusted earnings per share[1] at EUR 61.9c per share showed an increase of 8% and basic earnings per share was also up 8% to EUR 60.0c per share.

[1] Adjusted earnings per share excludes goodwill amortisation of € 16 million.

The following commentary on the profit and loss account and balance sheet headings is based on underlying percentage growth adjusting for the impact of currency movements and acquisitions.

> ***"Net interest margin at 3.06%, up 17 basis points on 2001"***
>
> ***"Group loans up 9% on an annualised basis"***

Net interest income

Net interest income increased by 15% to € 1,197 million compared with the half-year to June 2001. Loans to customers increased by 4% and customer accounts decreased by 1%.

Risk weighted assets, loans to customers and customer accounts *(excluding money market funds and currency factors)*

% change June 2002 v December 2001	Risk weighted assets *% Change*	Loans to customers *% Change*	Customer accounts *% Change*
Republic of Ireland	3	5	1[1]
Northern Ireland	10	8	10
Britain	4	7	6
USA	-1	–	-8 [2]
Poland	2	3	-6 [3]
AIB Group	2	4	-1

[1] The 1% increase reflected a trend where deposit growth is traditionally higher in the second half of the year. In 2001 deposit growth was 4% at 30 June and increased to 14% at 31 December. AIB Bank opened almost 280,000 Government sponsored Special Savings Incentive Accounts giving us the number one market share position in this initiative.

[2] Deposits at 31 December 2001 benefited from a high level of short-term corporate deposits, a seasonal trend. Average core deposits for the half-year were up 1%.

[3] Deposits in Poland were lower mainly reflecting the impact on the savings market of the introduction of withholding tax on deposits and lower interest rates.

The divisional commentary on pages 15 to 20 contains additional comments on key business trends in relation to loans to customers and customer accounts.

Net interest margin

Half-year June 2002 %	Half-year Dec 2001 %	*Basis Points Change*		**Half-year June 2002 %**	Half-year June 2001 %	*Basis Points Change*
2.78	2.62	*+16*	Domestic	**2.78**	2.57	*+21*
3.33	3.50	*-17*	Foreign	**3.33**	3.16	*+17*
3.06	3.08	*-2*	Total	**3.06**	2.89	*+17*

Average interest earning assets

Half-year June 2002 € m	Half-year Dec 2001 € m	*% Change*		**Half-year June 2002 € m**	Half-year June 2001 € m	*% Change*
38,042	37,541	*1*	Domestic	**38,042**	33,258	*14*
40,771	40,308	*1*	Foreign	**40,771**	40,042	*2*
78,813	77,849	*1*	Total	**78,813**	73,300	*8*

The net interest margin amounted to 3.06%, an increase of 17 basis points on the half-year to June 2001 and a decrease of 2 basis points on the half-year to December 2001. The 17 basis points increase included the benefit of a strong performance from interest rate management activities in Treasury Dublin and London as a result of positioning within defined limits for low short-term interest rates. Excluding this benefit the margin was down 4 basis points on the half-year to June 2001. This margin performance was better than expected due to a particular focus on margin management to offset the impact of lower interest rates on deposit margins. A notable development was an increase in the Allfirst margin mainly due to improved loan margins.

"Banking fees and commissions up 11%"

"Cost income ratio down over 1% to 57.3%"

Other income

Other income at € 745 million decreased by 1% since the half-year to June 2001 and as a percentage of total operating income was 39.2% compared with 41.7% in 2001.

Other income	Half-year June 2002 € m	Half-year June 2001 € m	Underlying % Change 2002 v 2001
Dividend income	4	2	–
Banking fees and commissions	530	461	*11*
Asset management fees	85	94	*-8*
Investment banking fees	44	45	*-2*
Fees and commissions receivable	659	600	7
Less: fees and commissions payable	(70)	(60)	*18*
Dealing profits	50	79	*-46*
Contribution of life assurance company	50	47	*6*
Other	52	52	*2*
Other operating income *(see note 6 of this release)*	102	99	*4*
Total other income	745	720	*-1*

The increase in banking fees and commissions reflected good growth in retail banking, corporate banking and credit card revenues. Asset management and investment banking revenues were affected by the sharp decline in asset values and the diminished investor confidence in equity markets. Dealing profits were lower reflecting less favourable market conditions and reduced trading. Ark Life profit was up 6% with its customers opting for more risk adverse products *(see comment relating to AIB Bank Republic of Ireland on page 15 of this release for details).* Other operating income includes a US$ 9 million provision in Allfirst for residual values in the auto lease portfolio reflecting a more conservative view of market conditions.

Total operating expenses

Operating expenses at € 1,145 million were up 5% compared with 2001.

Operating expenses	Half-year June 2002 € m	Half-year June 2001 € m	Underlying % Change 2002 v 2001
Staff costs	694	643	*6*
Other costs	351	333	*5*
Depreciation and amortisation	100	91	*8*
Integration costs in continuing businesses	–	8	–
Total operating expenses	1,145	1,075	*5*

The underlying 5% increase in total operating expenses should be viewed in the context of an underlying 10% increase in the half-year to June 2001, the ongoing emphasis on productivity and efficiency resulted in an improvement in the tangible cost income ratio from 58.4% to 57.3%.

In AIB Bank Republic of Ireland costs were up 8% due to salary increases relating to the National Programme for Prosperity and Fairness and growth in business activity levels with the cost income ratio remaining at 50%. Tight cost management in AIB Bank GB & NI limited the increase to 2% with the cost income ratio down 3% to 51%. An 11% cost increase in the USA division reflected a 5% increase in Allfirst and higher costs in Allied Irish America, which included the operating costs of Community Counselling Services ('CCS'), acquired in May 2001. The increase in Allfirst was due to normal salary increases, higher pension and depreciation costs. In Capital Markets, costs increased 9% due to expansion of corporate business internationally coupled with higher incentive costs in line with higher profitability. Costs increased by 8% in Poland, reflecting costs associated with the expansion of the franchise and the development of new branch technology partly offset by tight cost control and the initial realisation of predicted benefits following the merger of WBK and Bank Zachodni. Total operating expenses included € 6 million of additional expenses incurred in the aftermath of the fraudulent foreign exchange trading at Allfirst.

> *"Higher provisions as a result of the continuing downturn in the global corporate environment"*
> *"Prudent provision cover"*

Provisions

Total provisions were € 132 million compared with € 65 million in 2001 reflecting a more difficult economic environment in our markets.

Provisions	**Half-year June 2002 € m**	Half-year June 2001 € m
Bad and doubtful debts	**96**	67
Contingent liabilities and commitments	**–**	(3)
Amounts written off fixed asset investments	**36**	1
Total provisions	**132**	65

The provision for bad and doubtful debts in the half-year to June 2002 was € 96 million compared with € 67 million in 2001.The increase was mainly due to a higher level of provisions in USA, Capital Markets and Poland. A provision of US$ 25 million was created in Allfirst in relation to one specific case and was offset by an identical release of € 28 million from the additional unallocated credit provision of € 50 million created at Group level in 2001.This € 50 million provision was created to provide an additional provision pool at Group level against the potential impact that the international macroeconomic downturn may have had on asset quality particularly with respect to large corporate exposures. It is considered appropriate given the circumstances of this case to match the US$ 25 million provision with an equivalent release from this unallocated provision.

In AIB Bank Republic of Ireland asset quality remained strong with non-performing loans at 0.9% of loans at 30 June 2002.

Asset quality in AIB Bank GB & NI improved with non-performing loans at 1.1% of loans, down from 1.3% at 31 December 2001.

In Allfirst, profit and loss provisions increased by US$ 27 million reflecting the aforementioned US$ 25 million provision. This case accounted for the increase in non-performing assets to US$ 136 million at 30 June 2002 and the reduction in coverage for non-performing loans to 143%. Provisions as a percentage of loans in Allfirst increased from 1.4% at 31 December 2001 to 1.7 % at 30 June 2002.

While there was an increase of € 7 million in Capital Markets provisions, the coverage for non-performing loans remained strong at 146%.

In Poland provisions increased by € 16 million. The gross provision charge declined in the half-year from 1.7% of loans (before the use in 2001 of general provisions of € 22 million created on the acquisition of WBK and Bank Zachodni) to 1.2%. Non-performing loans at 18% as a percentage of total loans remained at the same level as 31 December 2001 and was in line with the Polish banking sector.

The Group charge for the half-year represented 0.37% of average loans compared with a 0.28% charge for June 2001. Group non-performing loans as a percentage of total loans amounted to 2.0% or 1.0% excluding Poland, and coverage for non-performing loans was 91% (138% excluding Poland). We continued to maintain prudent provision cover. Total non-specific provisions amounted to € 402 million and specific provision cover for non-performing loans was strong at 52%.

The provision for amounts written off fixed asset investments in the half-year to June 2002 was € 36 million compared to € 1 million in 2001. As a consequence of the decline in equity markets a provision of US$ 14 million was made in Allfirst for mutual fund assets held as a hedge for incentive plan liabilities. The provision also includes write-downs of € 15 million for a number of investments in Capital Markets due to declines in asset values as a consequence of the impact of the downturn on specific sectors.

"ROE increases to 22.2%"

"Outlook - Maintain target of mid single-digit growth in adjusted earnings per share"

Taxation

The taxation charge was € 166 million, compared with € 167 million in 2001. The effective tax rate was 23.5% down from 24.9% in 2001. The decrease was mainly due to the reduction in the rate of Irish corporation tax from 20% to 16%, changes in the geographic and business mix of profits and some one off items.

Return on equity and return on assets

The return on equity was 22.2% up from 18.7% in 2001 reflecting the strong profit performance and a lower equity base. The return on assets was 1.25% and the return on risk weighted assets, a measure of the efficient use of capital, was 1.59%.

Balance sheet

Total assets were € 86 billion at 30 June 2002 compared to € 89 billion at 31 December 2001. Adjusting for the impact of currency, total assets were up 3% since 31 December 2001 while loans to customers increased by 4% and customer accounts were down 1%. The US dollar, sterling and the Polish zloty weakened against the euro by 12%, 6% and 14% respectively resulting in a decline in the reported total balance sheet since 31 December 2001. Risk weighted assets decreased by 4% to € 66 billion, excluding currency factors there was an increase of 2%.

Assets under management/administration and custody

Assets under management in the Group amounted to € 30 billion at 30 June 2002 compared with € 38 billion at 31 December 2001 mainly due to the decline in equity values. Assets under administration and custody amounted to € 267 billion at 30 June 2002.

Capital ratios

Group capital ratios strengthened in the half-year to 30 June 2002. Strong attributable profit growth resulted in positive capital generation with the Tier 1 ratio improving from 6.5% at 31 December 2001 to 6.8% at 30 June 2002. The total capital ratio also strengthened to 10.3%. Tier 1 capital increased by € 28 million to € 4.5 billion reflecting retained profits of € 330 million partly offset by currency movements. Tier 2 capital decreased by € 154 million since December 2001 largely as a result of currency movements.

Outlook

AIB is recovering well from the damage inflicted by the Allfirst fraud. There is a continuing downturn in global markets and the Group is protecting itself against these conditions by making prudent provisions for non-performing loans and investments where appropriate. In the medium term, AIB intends to deliver shareholder value by a focus on customer service, increased productivity and a more cohesive Group wide infrastructure. While the current turbulence in financial markets makes it difficult to forecast business conditions in the short-term, we continue to maintain our financial target of mid single-digit growth in adjusted earnings per share for 2002.

On a divisional basis profit is measured in euro and consequently includes the impact of currency movements. The profit statements by division for the half-year to June 2001 have been restated to reflect the adoption of FRS 17 and the divisional structure established in 2001.

AIB Bank Republic of Ireland profit was € 307 million, up 8% on the half-year to June 2001

"Strong growth in loan volumes, up 9%"

"Cost income ratio at 50%"

"Home mortgage lending growth particularly strong at 12% since December"

AIB Bank Republic of Ireland *Retail and commercial banking operations in Republic of Ireland, Channel Islands, and Isle of Man; AIB Finance and Leasing; Card Services; and AIB's life and pensions subsidiary Ark Life Assurance Company.*

AIB Bank Republic of Ireland profit and loss account	Half-year June 2002 € m	Half-year June 2001 € m	*% Change 2002 v 2001*
Net interest income	**449**	406	*11*
Other finance income	**18**	21	*-16*
Other income	**193**	181	*6*
Total operating income	**660**	608	*8*
Total operating expenses	**330**	304	*8*
Operating profit before provisions	**330**	304	*9*
Provisions	**28**	22	*29*
Operating profit - continuing activities	**302**	282	*7*
Profit on disposal of property	**5**	2	–
Profit on ordinary activities before taxation	**307**	284	*8*

Banking operations in the Republic of Ireland performed well. There was strong growth in business volumes with loans up 9% since December 2001 including a 12% increase in home mortgage lending where activity was up over 75% on the comparative period. On the deposit side AIB opened almost 280,000 Government sponsored Special Savings Incentive Accounts ('SSIAs') since the scheme was launched, giving AIB the number one market share position in this initiative. Total deposits were up 1% since 31 December 2001 reflecting a trend where deposit growth is traditionally higher in the second half of the year. In 2001 deposit growth was 4% at 30 June and increased to 14% at 31 December. AIB Finance and Leasing also reported strong profit growth benefiting from good growth in loan volumes and a low single-digit increase in costs.

Costs increased by 8% reflecting growth in business activity levels and salary increases relating to the National Programme for Prosperity and Fairness. The cost income ratio remained at 50%, a very competitive level in the Irish marketplace.

Ark Life profit increased by 6% to € 50 million for the half-year to June 2002. New regular premium business increased by 23% to € 89 million. Single premium sales of € 288 million were achieved in a difficult period for markets, a decrease of 7%. Total Annual Premium Equivalent (APE) sales were up 14% to € 118 million. Ark Life reduced the discount rate used in the calculation of its embedded value profit from 12% to 10%, which resulted in an uplift of € 16 million in the profit for the period. The reduction in the discount rate more closely aligns Ark Life policy with industry practice. The decline in world equity markets had an adverse impact of € 13 million on embedded values in the life and pensions business.

AIB Bank GB & NI profit was € 116 million, up 14% on the half-year to June 2001

> ***"Strong growth in business volumes"***
>
> ***"Net interest margin maintained"***
>
> ***"Improved efficiency – cost income ratio down 3% to 51%"***

AIB Bank GB & NI *Retail and commercial banking operations in Great Britain and Northern Ireland.*

AIB Bank GB & NI profit and loss account	**Half-year June 2002 € m**	Half-year June 2001 € m	*% Change 2002 v 2001*
Net interest income	**178**	163	*9*
Other finance income	**(1)**	2	–
Other income	**83**	78	*6*
Total operating income	**260**	243	7
Total operating expenses	**133**	131	*2*
Operating profit before provisions	**127**	112	*13*
Provisions	**11**	10	*5*
Profit on ordinary activities before taxation	**116**	102	*14*

Strong performances in both Northern Ireland and Britain were reflected in the 14% increase in profit.

Business volumes at 30 June 2002 were buoyant with branch loans and deposits both up 10% since 31 December 2001 reflecting good performances in business loans, current accounts and index linked savings products. The net interest margin was maintained despite the lower interest rate environment. Other income increased by 6% due to strong growth in loan arrangement fees. The increase in costs was limited to 2% due to tight cost management and improved efficiency with the cost income ratio reducing from 54% to 51%. Credit quality remained strong with the bad debt charge at 0.27% as a percentage of average loans, a lower level than 2001.

There was strong growth in business activity supported by investment in business development capability through recruitment and training. In the business market there were record levels of sanctions to the SME and corporate sectors with further expansion in the professional and not-for-profit sectors.

USA reported profit of € 128 million, down 25% on the half-year to June 2001

Allfirst: "Underlying operating profit up 5% - Revenue growth of 5%"
"Deposit service charges up 14%, electronic banking income up 10%"
"Profit down 29% due to higher provisions"

Allied Irish America: "Continued investment in not-for-profit business – Ketchum Canada, Inc. acquired"
"Underlying fee income up 37%, strong growth in letter of credit income"

USA *includes Allfirst and Allied Irish America. Allfirst has banking operations in Maryland, Pennsylvania, Virginia and Washington DC. Allied Irish America includes retail and corporate operations in New York, Philadelphia, Los Angeles, Chicago, San Francisco and Atlanta, Community Counselling Services ('CCS') and Ketchum.*

USA profit and loss account	**Half-year June 2002 € m**	Half-year June 2001 € m	% *Change 2002 v 2001*
Net interest income	**294**	287	*3*
Other finance income	**–**	1	–
Other income	**236**	209	*13*
Total operating income	**530**	497	*7*
Total operating expenses	**336**	307	*9*
Operating profit before provisions	**194**	190	*2*
Provisions	**66**	20	*230*
Profit on ordinary activities before taxation	**128**	170	*-25*

Allfirst **–** Underlying Allfirst revenue and operating profit before provisions both increased by 5% when the provision of US$ 9 million for residual values in the auto lease portfolio is excluded, with an increase in provisions resulting in a decline in profit before taxation of 29%. Provisions included a US$ 25 million credit provision for one specific case, a US$ 9 million provision for residual values in the auto lease portfolio reflecting a more conservative view of market conditions and, as a consequence of the decline in equity markets, a provision of US$ 14 million was made for mutual fund assets held as a hedge for incentive plan liabilities. The increase in revenue reflects a strong growth in other income and higher net interest income. The net interest margin increased by 11 basis points mainly reflecting improved loan margins. SME and mid market lending which increased by 2%, was offset by curtailment of exposures to less attractive segments and the run-off of the residential mortgages portfolio following Allfirst's exit from this line of business in 1998. Average core deposits for the half-year were up 1%. Highlights of the other income growth included a 14% increase in retail and corporate deposit service charges and a 10% increase in electronic banking income. Costs were up 5% principally due to higher pension and related personnel costs and an increased depreciation charge.

Allied Irish America **–** There was a substantial increase in profit reflecting good growth in the business, a strong contribution from CCS and the impact of reduced investment costs relating to the expansion of the geographic network and enhanced technology infrastructure. CCS, which was acquired in May 2001, performed very well with strong growth in campaign fee income from the design and direction of fundraising initiatives for national and international charities, religious organisations and educational institutions.

Good growth in the underlying business was reflected in a 37% increase in underlying fee income including strong growth in letter of credit income and a 11% increase in risk weighted assets since 31 December 2001.

Ketchum Canada, Inc., a fundraising consultancy that operates across Canada with principal offices in Toronto, Montreal, Calgary and Vancouver was acquired by the Group in May 2002. Ketchum was founded in 1984 and has assisted more than 600 clients in the Canadian not-for-profit sector in raising approximately Canadian $ 1.5 billion.

Capital Markets profit was € 117 million, up 14% on the half-year to June 2001

"Good growth in Corporate Banking profit"

"Strong performance from Treasury interest rate management activities"

Capital Markets *Treasury & International, Corporate Banking, and Investment Banking.*

Capital Markets profit and loss account	**Half-year June 2002 € m**	Half-year June 2001 € m	*% Change 2002 v 2001*
Net interest income	154	55	*185*
Other finance income	3	4	*-11*
Other income	136	186	*-27*
Total operating income	293	245	*20*
Total operating expenses	149	136	*9*
Operating profit before provisions	144	109	*34*
Provisions	32	8	*335*
Operating profit - continuing activities	112	101	*12*
Income from associated undertakings	5	2	*133*
Profit on ordinary activities before taxation	117	103	*14*

Operating profit before provisions increased by 34% reflecting a strong performance from interest rate management activities in Treasury & International and continued international expansion of our Corporate Banking business.

Treasury & International enjoyed very strong profit growth over 2001. Its interest rate management activities, which are reflected in both net interest income and other income, benefited from positioning, within defined limits, for low short term interest rates in its principal trading currencies. Trading revenues (other income) were lower reflecting less favourable market conditions and reduced trading volumes.

Corporate Banking experienced strong growth in profitability particularly in its international businesses. The successful launch of the Clare Island Collateralised Debt Obligation Fund in international capital markets represented a significant milestone.

Investment Banking operating profit was lower due to the continued decline in equity markets. In particular asset management revenues were affected by the sharp decline in asset values and the diminished level of investor confidence in equity markets. Strong performances were recorded by Goodbody and the AIB/Bank of New York Securities Services joint venture.

Divisional operating expenses were up 9% due to investment in the expansion of the corporate business internationally and higher incentive costs, in line with higher profitability. The cost income ratio declined from 56% to 51%.

Provisions increased by € 24 million reflecting specific provisions for corporate credits and equity investments. While credit provisions increased by € 7 million due to a number of specific provisions, the provision cover remained strong at almost 150% of non-performing loans. The portfolio is well diversified from a sector perspective and based on our half-year review is prudently provided for. Provisions for investments were € 15 million due to the write down of a number of investments reflecting a decline in asset values as a consequence of the impact of the downturn on specific sectors.

Poland profit was € 31 million, up 18% on the half-year to June 2001

"31% increase in other income"

"Tight cost control – benefits from merger of Bank Zachodni and WBK"

"Gross provisions decreased in the period under review"

"Slower economic conditions – significantly lower interest rate environment"

Poland *Bank Zachodni WBK ('BZWBK'), in which AIB has a 70.5% shareholding, together with its subsidiaries and associates.*

Poland profit and loss account	**Half-year June 2002 € m**	Half-year June 2001 € m	*% Change 2002 v 2001*
Net interest income	**137**	134	*2*
Other finance income	**–**	–	–
Other income	**95**	73	*31*
Total operating income	**232**	207	*13*
Operating expenses	**179**	169	*6*
Integration costs in continuing business	**–**	8	–
Total operating expenses	**179**	177	*2*
Operating profit before provisions	**53**	30	*78*
Provisions	**21**	5	*342*
Operating profit - continuing activities	**32**	25	*27*
(Loss)/profit on disposal of property	**(1)**	1	–
Profit on ordinary activities before taxation	**31**	26	*18*

The strong profit performance reflects good growth in other income and tight cost control. Revenue increased by 13% driven by a 31% increase in other income with net interest income growing by 2%. Business volume growth was sluggish in the slower economic environment with loans increasing by 3% and deposits lower by 6% since December 2001. The savings market was impacted by the introduction of withholding tax on deposits and lower interest rates. The net interest margin declined reflecting lower deposit margins in the substantially lower interest rate environment. Highlights of the other income growth were strong increases in foreign exchange profits, card and current account fees and branch commissions. On a constant currency basis operating expenses increased by 8% reflecting costs associated with the expansion of the franchise and development of a new branch technology platform partly offset by tight cost control and the initial realisation of predicted benefits following the merger of WBK and Bank Zachodni in 2001.

Provisions increased from € 5 million to € 21 million. The gross provision charge declined in the half-year from 1.7% of loans (before the use in 2001 of general provisions of € 22 million created on the acquisition of WBK and Bank Zachodni) to 1.2%.

Group

Group *includes enterprise networks and e-business, interest income earned on capital not allocated to divisions, the funding cost of certain acquisitions, hedging costs in relation to the translation of foreign currency profits and central services costs.*

Group profit and loss account	Half-year June 2002 € m	Half-year June 2001 € m
Net interest income	(15)	7
Other finance income	9	5
Other income	2	(7)
Total operating income	(4)	5
Total operating expenses	18	20
Operating loss before provisions	(22)	(15)
Provisions	(26)	–
Profit/(loss) on ordinary activities before taxation	4	(15)

Group reported a profit of € 4 million for the half-year to June 2002, compared with a loss of € 15 million in 2001. This was primarily due to the release of € 28 million of the € 50 million additional unallocated credit provision and a more advantageous hedging position on the translation of foreign currency profits. Net interest income was lower than 2001 due to lower capital income following the exceptional foreign exchange dealing losses in Allfirst in 2001 and the lower interest rate environment.

1 Accounting policies and presentation of financial information

The currency used in these accounts is the euro which is denoted by 'EUR' or the symbol €.

Change in accounting policies

There are no changes to the accounting policies as set out on pages 44 to 47 of the Annual Report and Accounts for the year ended 31 December 2001 other than that arising from the implementation of Financial Reporting Standard 19 - Deferred Tax ('FRS 19'). FRS 19 is effective for accounting periods ending on or after 23 January 2002. Previously it was Group policy to provide deferred tax where there was a reasonable probability that the tax asset or liability would crystallise in the forseeable future. Under FRS 19, deferred tax is recognised on all timing differences. The impact of the change in policy for the half-year ended 30 June 2002, the year ended 31 December 2001 and the half-year ended June 2001 was not material.

The Group adopted Financial Reporting Standard 17 - Retirement Benefits ('FRS 17') in its accounts for the year ended 31 December 2001. The change in accounting policy arising from the adoption of FRS 17 resulted in a net credit to shareholders' funds of € 648m as at 1 January 2001. The profit and loss account for the half-year ended 30 June 2001 has been restated as set out in the table below.

Changes in presentation of financial information

UITF Abstract 33 - Obligations in Capital Instruments was issued in February 2002 and is effective for accounting periods ending on or after 23 March 2002. The Group has implemented UITF 33 in the preparation of its accounts for the half-year ended 30 June 2002 and comparative figures have been restated. On 5 February 2001, the Group issued € 500m 7.5% Step-up Callable Perpetual Reserve Capital Instruments ('RCIs'). Implementation of the UITF results in the RCIs being treated as subordinated liabilities rather than shareholders' funds. The related interest cost of € 19m (30 June 2001: € 15m; 31 December 2001: € 35m) is now included within net interest income whereas previously the amount was shown as 'Dividends on non-equity shares'.

The following table summarises the restatement of prior year numbers on key profit and loss account captions.

	Half-year ended 30 June 2001			
	As reported € m	UITF 33 € m	FRS 17 € m	As restated € m
Net interest income	1,067	(15)	–	1,052
Other finance income	–	–	33	33
Total operating expenses	1,060	–	15	1,075
Group profit before taxation	667	(15)	18	670
Taxation	165	–	2	167
Dividends on non-equity shares	24	15	–	9
Profit attributable	463	–	16	479

	Year ended 31 December 2001		
	As reported € m	UITF 33 € m	As restated € m
Net interest income	2,293	(35)	2,258
Group profit before taxation and exceptional item	1,401	(35)	1,366
Dividends on non-equity shares	50	35	15
Profit attributable	484	–	484

2 Segmental information	AIB Bank ROI €m	AIB Bank GB & NI €m	USA €m	Capital Markets €m	Poland €m	Group €m	Total €m
							Half-year 30 June 2002
Operations by business segments[1]							
Net interest income	449	178	294	154	137	(15)	1,197
Other finance income	18	(1)	–	3	–	9	29
Other income	193	83	236	136	95	2	745
Total operating income	660	260	530	293	232	(4)	1,971
Total operating expenses	330	133	336	149	179	18	1,145
Provisions	28	11	66	32	21	(26)	132
Group operating profit	302	116	128	112	32	4	694
Income from associated undertakings	–	–	–	5	–	–	5
Profit/(loss) on disposal of property	5	–	–	–	(1)	–	4
Group profit on ordinary activities before taxation	307	116	128	117	31	4	703
Balance sheet							
Total loans	19,379	8,366	12,598	12,014	3,860	163	56,380
Total deposits	21,113	7,206	13,821	22,795	5,539	110	70,584
Total assets	25,363	9,986	17,904	25,719	6,753	8	85,733
Total risk weighted assets	17,374	7,782	19,639	17,395	3,602	18	65,810
Net assets[2]	1,233	552	1,394	1,234	256	1	4,670

	AIB Bank ROI €m	AIB Bank GB & NI €m	USA €m	Capital Markets €m	Poland €m	Group €m	Total €m
							Half-year 30 June 2001 (Restated)
Operations by business segments[1]							
Net interest income	406	163	287	55	134	7	1,052
Other finance income	21	2	1	4	–	5	33
Other income	181	78	209	186	73	(7)	720
Total operating income	608	243	497	245	207	5	1,805
Total operating expenses	304	131	307	136	177	20	1,075
Provisions	22	10	20	8	5	–	65
Group operating profit	282	102	170	101	25	(15)	665
Income from associated undertakings	–	–	–	2	–	–	2
Profit on disposal of property	2	–	–	–	1	–	3
Group profit/(loss) on ordinary activities before taxation	284	102	170	103	26	(15)	670
Balance sheet							
Total loans	16,900	7,968	14,093	11,591	4,280	112	54,944
Total deposits	19,634	7,097	17,024	22,198	5,945	91	71,989
Total assets	22,641	9,183	21,842	26,913	7,321	443	88,343
Total risk weighted assets	15,388	7,340	22,188	16,747	4,164	284	66,111
Net assets[2]	1,272	607	1,833	1,384	344	23	5,463

2 Segmental information *(continued)*	AIB Bank ROI € m	AIB Bank GB & NI € m	USA € m	Capital Markets € m	Poland € m	Group € m	Total € m
							Year 31 December 2001 (Restated)
Operations by business segments[(1)]							
Net interest income	843	336	584	210	275	10	2,258
Other finance income	43	3	2	8	–	11	67
Other income before exceptional item	359	161	446	305	163	(8)	1,426
Total operating income before exceptional item	1,245	500	1,032	523	438	13	3,751
Total operating expenses	641	259	638	296	396	54	2,284
Provisions	44	19	39	38	9	55	204
Group operating profit/(loss) before exceptional item	560	222	355	189	33	(96)	1,263
Income from associated undertakings	–	–	–	5	–	(1)	4
Profit on disposals	2	1	–	–	3	93	99
Group profit/(loss) on ordinary activities before exceptional item	562	223	355	194	36	(4)	1,366
Exceptional foreign exchange dealing losses	–	–	(789)	–	–	–	(789)
Group profit/(loss) on ordinary activities before taxation	562	223	(434)	194	36	(4)	577
Balance sheet							
Total loans	17,797	7,784	14,586	12,535	4,646	97	57,445
Total deposits	21,016	7,015	17,226	21,472	5,968	116	72,813
Total assets	23,588	8,892	22,007	26,939	7,238	173	88,837
Total risk weighted assets	15,987	7,542	22,403	18,821	4,105	–	68,858
Net assets[(2)]	1,126	532	1,578	1,326	289	–	4,851

Half-year 30 June 2002

2 Segmental information *(continued)*	Republic of Ireland €m	United States of America €m	United Kingdom €m	Poland €m	Rest of the world €m	Total €m
Operations by geographical segments[3]						
Net interest income	519	300	236	142	–	1,197
Other finance income	28	–	1	–	–	29
Other income	279	247	120	97	2	745
Total operating income	826	547	357	239	2	1,971
Total operating expenses	439	343	182	179	2	1,145
Provisions	26	74	12	21	(1)	132
Group operating profit	361	130	163	39	1	694
Income from associated undertakings	5	–	–	–	–	5
Profit/(loss) on disposal of property	5	–	–	(1)	–	4
Group profit on ordinary activities before taxation	371	130	163	38	1	703
Balance sheet						
Total loans	28,188	12,648	11,669	3,874	1	56,380
Total deposits	35,097	15,820	14,128	5,539	–	70,584
Total assets	43,183	18,439	17,341	6,768	2	85,733
Net assets[2]	2,070	1,415	929	256	–	4,670

Half-year 30 June 2001 (Restated)

	Republic of Ireland €m	United States of America €m	United Kingdom €m	Poland €m	Rest of the world €m	Total €m
Operations by geographical segments[3]						
Net interest income	408	308	194	141	1	1,052
Other finance income	30	1	2	–	–	33
Other income	300	205	139	75	1	720
Total operating income	738	514	335	216	2	1,805
Total operating expenses	413	314	172	175	1	1,075
Provisions	26	23	11	5	–	65
Group operating profit	299	177	152	36	1	665
Income from associated undertakings	2	–	–	–	–	2
Profit on disposal of property	1	1	–	1	–	3
Group profit on ordinary activities before taxation	302	178	152	37	1	670
Balance sheet						
Total loans	25,296	14,140	11,225	4,280	3	54,944
Total deposits	30,784	19,398	15,862	5,945	–	71,989
Total assets	40,053	22,761	17,955	7,315	259	88,343
Net assets[2]	2,177	1,876	1,044	344	22	5,463

2 Segmental information *(continued)*	Republic of Ireland €m	United States of America €m	United Kingdom €m	Poland €m	Rest of the world €m	Total €m
						Year 31 December 2001 (Restated)
Operations by geographical segments[3]						
Net interest income	889	627	450	289	3	2,258
Other finance income	60	2	5	–	–	67
Other income before exceptional item	582	426	254	165	(1)	1,426
Total operating income before exceptional item	1,531	1,055	709	454	2	3,751
Total operating expenses	885	653	350	393	3	2,284
Provisions	132	44	19	9	–	204
Group operating profit/(loss) before exceptional item	514	358	340	52	(1)	1,263
Income from associated undertakings	4	–	–	–	–	4
Profit on disposals	2	–	1	3	93	99
Group profit on ordinary activities before exceptional item	520	358	341	55	92	1,366
Exceptional foreign exchange dealing losses	–	(789)	–	–	–	(789)
Group profit/(loss) on ordinary activities before taxation	520	(431)	341	55	92	577
Balance sheet						
Total loans	27,121	14,665	11,002	4,646	11	57,445
Total deposits	33,062	19,078	14,705	5,968	–	72,813
Total assets	41,986	22,398	17,206	7,235	12	88,837
Net assets[2]	2,245	1,257	1,029	320	–	4,851

[1]The business segment information is based on management accounts information. Income on capital is allocated to the divisions on the basis of the capital required to support the level of risk weighted assets. Interest income earned on capital not allocated to divisions, the funding cost of the Bank Zachodni acquisition, hedging profits/losses in relation to the translation of foreign currency profits and central services costs are reported in Group.

[2]The fungible nature of liabilities within the banking industry inevitably leads to allocations of liabilities to segments, some of which are necessarily subjective. Accordingly, the directors believe that the analysis of total assets is more meaningful than the analysis of net assets.

[3]The geographical distribution of profit before taxation is based primarily on the location of the office recording the transaction.

3 Other interest receivable and similar income	**Half-year 30 June 2002 €m**	Half-year 30 June 2001 €m	Year 31 December 2001 €m
Interest on loans and advances to banks	**106**	119	255
Interest on loans and advances to customers	**1,617**	1,864	3,684
Income from leasing and hire purchase contracts	**97**	106	209
	1,820	2,089	4,148

4 Interest payable	Half-year 30 June 2002 € m	Half-year 30 June 2001 Restated € m	Year 31 December 2001 Restated € m
Interest on deposits by banks and customer accounts	**1,001**	1,464	2,744
Interest on debt securities in issue	**55**	100	176
Interest on subordinated liabilities	**64**	90	168
	1,120	1,654	3,088

5 Other income	Half-year 30 June 2002 € m	Half-year 30 June 2001 € m	Year 31 December 2001 € m
Dividend income	**4**	2	11
Fees and commissions receivable	**659**	600	1,258
Less: fees and commissions payable	**(70)**	(60)	(128)
Dealing profits	**50**	79	92
Exceptional foreign exchange dealing losses *(note 7)*	**–**	–	(789)
Other operating income *(note 6)*	**102**	99	193
	745	720	637

6 Other operating income	Half-year 30 June 2002 € m	Half-year 30 June 2001 € m	Year 31 December 2001 € m
Profit on disposal of debt securities held for investment purposes	**12**	12	24
Profit on disposal of investments in associated undertakings	**–**	–	1
Loss on disposal of equity shares	**(2)**	(4)	(3)
Contribution of life assurance company	**50**	47	84
Contribution from securitised assets	**2**	3	5
Mortgage origination and servicing income	**5**	6	10
Miscellaneous operating income	**35**	35	72
	102	99	193

7 Exceptional foreign exchange dealing losses

AIB accounted for the losses arising from the fraudulent foreign exchange trading activities at Allfirst Bank ('Fraud Losses') by way of an exceptional pre-tax charge of € 789m (of which € 341m related to prior periods) in its accounts for the year ended 31 December 2001.The losses occurred over a number of years as follows:- 2002: US$ 17.2m; 2001: US$ 373.3m; 2000: US$ 211.0m; 1999: US$ 48.2m; 1998: US$ 12.4m; and 1997: US$ 29.1m.

Of the losses arising in 2001, US$ 156.5m (€ 175m, after tax € 114m) arose in the half-year ended 30 June 2001.The restated Group profit attributable to common shareholders of € 479m, for the half-year ended 30 June 2001, would reduce to € 365m if the Fraud Losses arising in 2001 were taken into account.

Treatment of exceptional foreign exchange dealing losses for US reporting purposes

For US reporting purposes, the Fraud Losses are required to be charged in the years in which they occurred. Accordingly in Note 18 - Supplementary Group financial information for US reporting purposes, the Group profit attributable to stockholders of AIB is restated to reflect the Fraud Losses in the periods in which they occurred.

8 Total operating expenses	**Half-year 30 June 2002 € m**	Half-year 30 June 2001 Restated € m	Year 31 December 2001 € m
Staff costs	**694**	643	1,348
Other administration expenses	**351**	333	703
Depreciation of tangible fixed assets	**84**	78	164
Amortisation of intangible assets	**16**	13	31
Integration costs in continuing businesses[1]	**–**	8	38
	1,145	1,075	2,284

[1] These costs relate to the integration of Bank Zachodni S.A. and Wielkopolski Bank Kredytowy S.A.

9 Taxation	**Half-year 30 June 2002 € m**	Half-year 30 June 2001 Restated € m	Year 31 December 2001 Restated € m
Allied Irish Banks, p.l.c. and subsidiaries			
Corporation tax in Republic of Ireland			
Current tax on income for the period	**37**	41	88
Adjustments in respect of prior periods	**–**	(3)	(6)
	37	38	82
Double taxation relief	**(5)**	(8)	(17)
	32	30	65
Foreign tax			
Current tax on income for the period	**109**	126	64
Adjustments in respect of prior periods	**(18)**	1	(8)
	91	127	56
	123	157	121
Deferred taxation			
Origination and reversal of timing differences	**24**	10	(66)
Adjustments in respect of prior periods	**18**	–	–
	42	10	(66)
Associated undertakings	**1**	–	–
	166	167	55
Effective tax rate	**23.5%**	24.9%	24.2%[1]

[1] The effective tax rate for the year ended 31 December 2001 has been adjusted to eliminate the effect of the exceptional foreign exchange dealing losses *(note 7)*.

10 Earnings per € 0.32 ordinary share	Half-year 30 June 2002	Half-year 30 June 2001 Restated	Year 31 December 2001
(a) Basic			
Group profit attributable to the ordinary shareholders[1]	**€ 519m**	€ 479m	€ 484m
Weighted average number of shares in issue during the period[1]	**864.6m**	860.4m	861.4m
Earnings per share	**EUR 60.0c**	EUR 55.7c	EUR 56.2c

[1]In accordance with FRS 14 – 'Earnings Per Share', dividends arising on shares held by the employee share trusts are excluded in arriving at profit before taxation and deducted from the aggregate of dividends paid and proposed. The shares held by the trusts are excluded from the calculation of weighted average number of shares in issue.

	Earnings per € 0.32 ordinary share		
(b) Adjusted	**Half-year 30 June 2002**	Half-year 30 June 2001 Restated	Year 31 December 2001
		cent per € 0.32 share	
As reported	**60.0**	55.7	56.2
Adjustments			
Goodwill amortisation	**1.9**	1.6	3.6
Exceptional foreign exchange dealing losses	**–**	–	59.6
	61.9	57.3	119.4

The adjusted earnings per share figure has been presented to eliminate the effect of the amortisation of goodwill in all periods and the exceptional foreign exchange dealing losses in 2001.

(c) Diluted	Half-year 30 June 2002	Half-year 30 June 2001	Year 31 December 2001
		Number of shares (millions)	
Weighted average number of shares in issue during the period	**864.6**	860.4	861.4
Dilutive effect of options outstanding	**7.1**	7.2	5.7
Diluted	**871.7**	867.6	867.1

The weighted average number of ordinary shares reflects the dilutive effect of options outstanding under the employee share trusts, the Share Option Scheme and the Allfirst Stock Option Plan.

11 Loans and advances to customers	30 June 2002 € m	30 June 2001 € m	31 December 2001 € m
Loans and advances to customers	**47,063**	45,674	47,674
Amounts receivable under finance leases	**2,282**	2,524	2,447
Amounts receivable under hire purchase contracts	**850**	906	863
Money market funds	**263**	532	232
	50,458	49,636	51,216

12 Provisions for bad and doubtful debts	**30 June 2002 € m**	30 June 2001 € m	31 December 2001 € m
At beginning of period	**1,009**	872	872
Exchange translation adjustments	**(84)**	65	46
Charge against profit and loss account	**96**	67	179
Amounts written off	**(84)**	(49)	(113)
Recoveries of amounts written off in previous years	**9**	8	25
At end of period	**946**	963	1,009
At end of period			
Specific	**544**	518	555
General	**402**	445	454
	946	963	1,009
Amounts include:			
Loans and advances to banks	**2**	2	2
Loans and advances to customers	**944**	961	1,007
	946	963	1,009

13 Risk elements in lending

Outside of the United States of America, the Group's loan control and review procedures generally do not include the classification of loans as non-accrual, accruing past due, restructured and potential problem loans, as defined by the US Securities and Exchange Commission ('SEC'). Management has, however, set out below the amount of loans, without giving effect to available security and before deduction of provisions, which would have been so classified had the SEC's classification been used.

	30 June 2002 € m	30 June 2001 € m	31 December 2001 € m
Loans accounted for on a non-accrual basis (including loans where interest is accrued but provisions have been made against it)[(1)]			
Republic of Ireland	**230**	178	195
United Kingdom	**106**	99	107
United States of America	**126**	80	85
Poland	**573**	609	643
Rest of the World	**1**	3	3
	1,036	969	1,033
Accruing loans which are contractually past due 90 days or more as to principal or interest[(2)]			
Republic of Ireland	**75**	75	63
United Kingdom	**39**	38	42
United States of America	**33**	36	51
	147	149	156
Other real estate and other assets owned	**9**	21	14

[(1)]Total interest income that would have been recorded during the half-year ended 30 June 2002, had interest on non-accrual loans been included in income, amounted to € 7m for Republic of Ireland (31 December 2001: € 13m; 30 June 2001: € 6m), € 3m for United Kingdom (31 December 2001: € 7m; 30 June 2001: € 4m), € 7m for United States of America (31 December 2001: € 6m; 30 June 2001: € 4m), € 51m for Poland (31 December 2001: € 89m; 30 June 2001: € 58m) and zero for Rest of the World (31 December 2001 and 30 June 2001: zero).

13 Risk elements in lending *(continued)*

Interest on non-accrual loans included in income for the half-year ended 30 June 2002 totalled € 22m (31 December 2001: € 53m; 30 June 2001: € 25m).

[2]Overdrafts generally have no fixed repayment schedule and, consequently, are only in some circumstances included in this category.

AIB Group generally expects that loans where known information about possible credit problems causes management to have serious doubts as to the ability of borrowers to comply with loan repayment terms would be included under its definition of non-performing and would therefore have been reported in the above table. However, management's best estimate of loans, not included above, that are current as to payment of principal and interest but concerning which AIB Group has serious doubts as to the ability of the borrower to comply with loan repayment terms totalled approximately € 136m at 30 June 2002 (31 December 2001: € 186m; 30 June 2001: € 145m).

14 Debt securities	**30 June 2002** Book amount € m	**30 June 2002** Market value € m	31 December 2001 Book amount € m	31 December 2001 Market value € m
Held as financial fixed assets				
Issued by public bodies:				
Government securities	4,806	4,873	5,014	5,082
Other public sector securities	3,172	3,237	4,012	4,053
Issued by other issuers:				
Bank and building society certificates of deposit	–	–	518	519
Other debt securities	6,017	6,046	6,755	6,814
	13,995	14,156	16,299	16,468
Held for trading purposes				
Issued by public bodies:				
Government securities	1,405		511	
Other public sector securities	79		82	
Issued by other issuers:				
Bank and building society certificates of deposit	46		48	
Other debt securities	2,990		3,142	
	4,520		3,783	
	18,515		20,082	

15 Long-term assurance business

The assets and liabilities of Ark Life Assurance Company Limited (Ark Life) representing the value of the assurance business together with the policyholders' funds are:

	30 June 2002 € m	30 June 2001 € m	31 December 2001 € m
Investments	**2,453**	2,211	2,352
Value of investment in business	**220**	166	190
Other assets – net	**9**	203	26
	2,682	2,580	2,568
Long-term assurance liabilities to policyholders	**(2,336)**	(2,304)	(2,264)
Long-term assurance business attributable to shareholders	**346**	276	304
Represented by:			
Shares at cost	**19**	19	19
Reserves	**321**	254	281
Profit and loss account	**6**	3	4
	346	276	304

The increase in the value to the Group of Ark Life's long-term assurance and pensions business in force credited to the profit and loss account and included in other operating income amounted to € 50m after grossing-up for taxation (half-year ended 30 June 2001: € 47m; year ended 31 December 2001: € 84m).

16 Customer accounts	**30 June 2002 € m**	30 June 2001 € m	31 December 2001 € m
Current accounts	**15,443**	13,935	16,300
Deposits:			
Demand deposits	**10,270**	10,731	11,165
Time deposits	**21,177**	23,130	22,896
Money market funds	**4,007**	4,683	4,196
	50,897	52,479	54,557

17 Consolidated cash flow statement	**30 June 2002 € m**	30 June 2001 € m	31 December 2001 € m
(a) Analysis of changes in cash			
At beginning of period	**2,652**	2,222	2,222
Net cash (outflow)/inflow before the effect of exchange translation adjustments	**(392)**	320	377
Effect of exchange translation adjustments	**(222)**	84	53
At end of period	**2,038**	2,626	2,652

17 Consolidated cash flow statement *(continued)*	**30 June 2002 € m**	30 June 2001 € m	31 December 2001 € m
(b) Analysis of cash			
Cash and balances at central banks	**1,108**	854	1,175
Loans and advances to banks (repayable on demand)	**930**	1,772	1,477
	2,038	2,626	2,652

18 Supplementary Group financial information for US reporting purposes

For convenience purposes this note contains translations of certain euro amounts into US dollars at the rate of € 1.00 to US$ 0.9975, the period end translation rate used in the preparation of the Group's financial statements. These translations should not be construed as representations that the euro amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated.

	Half-year June 30 2002 US $	**Half-year June 30 2002 €**	Half-year June 30 2001 Restated €	Year December 31 2001 Restated €
Per American Depositary Share ('ADS')				
Net income for US reporting purposes	**1.15**	**1.15**	0.85	1.70
Dividend[1]	**0.34**	**0.34**	0.32	0.88
Net assets for US reporting purposes	**10.47**	**10.50**	11.62	11.06
Amounts in accordance with US GAAP				
Net income	**494m**	**495m**	292m	630m
Net income attributable to ordinary stockholders	**490m**	**491m**	283m	615m
Net income per ADS	**1.13**	**1.14**	0.66	1.43
Net assets per ADS	**12.68**	**12.71**	12.70	12.98

[1]The actual dividend payable to US stockholders will depend on the €/US $ exchange rate prevailing.

Summary of consolidated balance sheet	**US $ m**	**€ m**	€ m	€ m
Amounts in accordance with IR GAAP				
Total assets	**85,519**	**85,733**	88,343	88,837
Ordinary stockholders' equity	**4,658**	**4,670**	5,463	4,851
Loans etc	**56,239**	**56,380**	54,944	57,445
Deposits etc	**70,408**	**70,584**	71,989	72,813
Amounts in accordance with US GAAP				
Total assets	**85,278**	**85,492**	86,215	88,027
Ordinary stockholders' equity	**5,643**	**5,657**	5,587	5,716

18 Supplementary Group financial information for US reporting purposes *(continued)*

Exceptional foreign exchange dealing losses

As set out in note 7, in accordance with Irish Generally Accepted Accounting Principles (IR GAAP) the total costs arising from the fraud in Allfirst Treasury have been reflected by way of an exceptional charge of € 789m (after tax € 513m) in the accounts for the year ended December 31, 2001.

Under US reporting requirements, the filing of AIB's 2001 financial statements by way of Annual Report on Form 20-F constituted a reissue of the financial statements for prior years. The US Securities and Exchange Commission requires all material errors in respect of prior years to be accounted for and reported as prior year adjustments, in the years in which they occurred. Accordingly, in AIB's Annual Report on Form 20-F for December 2001, the Fraud Losses were charged in the years in which they occurred and this approach has been reflected in the financial information provided in this note.

The following tables reflect the reconciliation of the net income attributable to ordinary stockholders and consolidated ordinary stockholders' equity, as reported under Irish legislation to the amounts restated to meet US reporting purposes.

Net income attributable to ordinary stockholders	**30 June 2002 € m**	30 June 2001 Restated € m	31 December 2001 € m
Per Irish Legislation Accounts	**519**	479	484
Adjustments:			
Exceptional foreign exchange dealing losses	**(19)**	(175)	372
Administration expenses	**(11)**	–	6
Taxation	**10**	61	(132)
For US reporting purposes	**499**	365	730
Consolidated ordinary stockholders' equity			
Per Irish Legislation Accounts	**4,670**	5,463	4,851
Adjustments:			
Cumulative impact of recognition of losses in period they occurred	**–**	(351)	20
For US reporting purposes	**4,670**	5,112	4,871

18 Supplementary Group financial information for US reporting purposes *(continued)*

Reconciliation of alternative presentation to US GAAP

The Group financial statements conform with accounting principles generally accepted in Ireland. The following tables provide the significant adjustments to the consolidated net income *(Group profit attributable to the stockholders of AIB)* and consolidated ordinary stockholders' equity, which would be required if accounting principles generally accepted in the United States (US GAAP) had been applied instead of those generally accepted in Ireland (IR GAAP).

Consolidated net income	Half-year June 30 2002	Half-year June 30 2001 Restated	Year December 31 2001 Restated
		(millions except per share amounts)	
Net income *(Group profit attributable to the stockholders of AIB)* as in the consolidated profit and loss account as restated for US reporting purposes *(page 33)*	€ 499	€ 365	€ 730
Adjustments in respect of:			
Depreciation of freehold and long leasehold property	1	–	5
Long-term assurance policies	(15)	(29)	(48)
Goodwill	(17)	(67)	(110)
Premium on core deposit intangibles	(4)	(4)	(7)
Retirement benefits	43	40	53
Dividends on non-equity shares	4	9	15
Securities held for hedging purposes	(4)	(19)	(24)
Internal use computer software	3	5	6
Derivatives FAS 133 transition adjustment[1]	–	122	122
Derivatives FAS 133 adjustment	(12)	(130)	(107)
Deferred tax effect of the above adjustments	(3)	–	(5)
Net income in accordance with US GAAP	€ 495	€ 292	€ 630
Net income attributable to ordinary stockholders of AIB in accordance with US GAAP	€ 491	€ 283	€ 615
Equivalent to	US $ 490		
Income per American Depositary Share (ADS*) in accordance with US GAAP	€ 1.14	€ 0.66	€ 1.43
Equivalent to	US $ 1.13		
Period-end exchange rate €/US $	0.9975		

**An American Depositary Share represents two ordinary shares of € 0.32 each.*

Comprehensive income	Half-year June 30 2002	Half-year June 30 2001 Restated	Year December 31 2001 Restated
		(millions)	
Net income in accordance with US GAAP	€ 495	€ 292	€ 630
Net movement in unrealized holding gain on investment securities arising during the period	1	30	120
Derivatives FAS 133 transition adjustment[1]	–	41	41
Exchange translation adjustments	(470)	356	214
Comprehensive income	€ 26	€ 719	€ 1,005

[1] Cumulative effect of the change in accounting principle for derivatives and hedging activities.

18 Supplementary Group financial information for US reporting purposes *(continued)*

Reconciliation of alternative presentation to US GAAP *(continued)*

Consolidated ordinary stockholders' equity	**June 30 2002**	June 30 2001 Restated	December 31 2001
	(millions except per share amounts)		
Ordinary stockholders' equity as in the consolidated balance sheet as restated for US reporting purposes *(page 33)*	**€ 4,670**	€ 5,112	€ 4,871
Revaluation of property	**(202)**	(210)	(204)
Depreciation of freehold and long leasehold property	**(27)**	(27)	(27)
Goodwill	**940**	1,171	1,070
Core deposit intangibles	**14**	24	19
Dividends payable on ordinary shares	**149**	136	250
Dividends on non-equity shares	**–**	(1)	1
Long-term assurance policies	**(251)**	(217)	(236)
Unrealised gains/(losses) not yet recognised on:			
Available-for-sale debt securities	**161**	62	169
Available-for-sale equity securities	**7**	(1)	–
Securities held for hedging purposes	**(5)**	7	(1)
Derivatives FAS 133 adjustment	**(8)**	(27)	5
Retirement benefits	**521**	(290)	77
Internal use computer software	**20**	17	17
Own shares	**(207)**	(193)	(245)
Deferred tax effect of the above adjustments	**(125)**	24	(50)
Ordinary stockholders' equity in accordance with US GAAP	**€ 5,657**	€ 5,587	€ 5,716
Equivalent to	**US $ 5,643**		
Ordinary stockholders' equity per ADS in accordance with US GAAP	**€ 12.71**	€ 12.70	€ 12.98
Equivalent to	**US $ 12.68**		
Ordinary stockholders' equity per ADS in accordance with IR GAAP	**€ 10.50**	€ 11.62	€ 11.06
Equivalent to	**US $ 10.47**		

19 Memorandum items: contingent liabilities and commitments	**30 June 2002 € m**	30 June 2001 € m	31 December 2001 € m
	Contract amount		
Contingent liabilities:			
Acceptances and endorsements	**91**	130	142
Guarantees and assets pledged as collateral security	**5,077**	4,642	5,245
Other contingent liabilities	**1,002**	1,160	1,125
	6,170	5,932	6,512
Commitments:			
Commitments arising out of sale and option to resell transactions	**584**	337	402
Other commitments	**17,005**	17,453	18,597
	17,589	17,790	18,999
	23,759	23,722	25,511

The Group's maximum exposure to credit loss under contingent liabilities and commitments to extend credit, in the event of non-performance by the other party where all counterclaims, collateral or security prove valueless, is represented by the contractual amounts of those instruments.

Class action

On 5 March 2002 and on 26 April 2002, separate class action lawsuits were filed in the United States District Court for the Southern District of New York against AIB, Allfirst and serving and past officers of Allfirst, seeking remedies under the Securities Exchange Act of 1934 of the United States relating to alleged misrepresentations in filings of AIB and Allfirst. On 3 May 2002, a motion to consolidate both cases and to appoint a lead plaintiff was filed with the court.

On 13 May 2002, a shareholder derivative action was filed in the Circuit Court for Baltimore City, Maryland. A holder of AIB's American Depositary Receipts, purports to sue on behalf of Allfirst Bank, alleging that various present and former officers and directors of Allfirst Bank are liable for the FX trading losses.

It is not practicable to predict the outcome of the action against AIB and Allfirst and any financial impact on AIB but on the basis of the Complaints the Directors have been advised that the action appears to be without merit.

The following table presents the notional principal amount and gross replacement cost of interest rate, exchange rate and equity contracts.

	30 June 2002		30 June 2001		31 December 2001	
	Notional principal amount € m	**Gross replacement cost € m**	Notional principal amount € m	Gross replacement cost € m	Notional principal amount € m	Gross replacement cost € m
Interest rate contracts[1]	**123,447**	**1,421**	124,716	1,036	116,151	1,432
Exchange rate contracts[1]	**27,173**	**589**	25,675	556	26,505	280
Equity contracts[1]	**2,764**	**86**	3,036	219	2,893	195

[1]Interest rate, exchange rate and equity contracts have been entered into for both hedging and trading purposes.

In respect of interest rate and exchange rate contracts, notional principal amounts are used to express the volume of these transactions. However, the amounts subject to risk are much lower in accordance with the terms of the contracts. Credit risk arises when market movements are such that the deal has positive value to the Group so that a cost would be incurred if the contract had to be replaced in the event of counterparty default. The sum of these positive values is known as gross replacement cost and does not reflect the netting of offsetting positions.

20 Proposed joint venture technology services company

On 18 June 2002, AIB Group and Bank of Ireland announced that they had informed the European Commission of their intention to create a 50:50 joint venture technology services company which would combine the two parties' respective IT infrastructures. The transaction is conditional on receipt of the necessary regulatory clearances and the completion of a due diligence process.

21 Average balance sheets and interest rates

The following tables show the average balances and interest rates of interest earning assets and interest bearing liabilities for the half-year ended 30 June 2002 and the year ended 31 December 2001. The calculation of average balances include daily and monthly averages for reporting units. The average balances used are considered to be representative of the operations of the Group.

	Half-year ended 30 June 2002			Year ended 31 December 2001		
Assets	**Average balance €m**	**Interest €m**	**Average rate %**	Average balance €m	Interest €m	Average rate %
Placings with banks						
Domestic offices	**3,520**	**56**	**3.2**	3,441	138	4.0
Foreign offices	**2,591**	**43**	**3.3**	2,041	117	5.7
Loans to customers[1]						
Domestic offices	**23,090**	**658**	**5.7**	21,210	1,390	6.6
Foreign offices	**26,149**	**824**	**6.4**	25,026	2,051	8.2
Placings with banks and loans to customers[1]						
Domestic offices	**26,610**	**714**	**5.4**	24,651	1,528	6.2
Foreign offices	**28,740**	**867**	**6.1**	27,067	2,168	7.9
Funds sold						
Domestic offices	**–**	**–**	**–**	–	–	–
Foreign offices	**829**	**7**	**1.7**	93	2	2.7
Debt securities and government bills						
Domestic offices	**9,559**	**200**	**4.2**	8,886	432	4.9
Foreign offices	**9,827**	**297**	**6.1**	11,558	784	6.8
Instalment credit and finance lease receivables						
Domestic offices	**1,873**	**57**	**6.1**	1,880	119	6.3
Foreign offices	**1,375**	**40**	**5.8**	1,458	90	6.2
Total interest earning assets						
Domestic offices	**38,042**	**971**	**5.1**	35,417	2,079	5.9
Foreign offices	**40,771**	**1,211**	**6.0**	40,176	3,044	7.6
	78,813	**2,182**	**5.6**	75,593	5,123	6.8
Allowance for loan losses	**(995)**			(939)		
Non-interest earning assets	**8,639**			8,707		
Total assets	**86,457**	**2,182**	**5.1**	83,361	5,123	6.1
Percentage of assets applicable to foreign activities			**52.5**			53.5

[1]Loans to customers include money market funds. Non-accrual loans and loans classified as problem loans are also included within this caption.

21 Average balance sheets and interest rates *(continued)*

Liabilities and stockholders' equity	Half-year ended 30 June 2002 Average balance €m	Interest €m	Average rate %	Year ended 31 December 2001 (Restated) Average balance €m	Interest €m	Average rate %
Interest bearing deposits and other short-term borrowings						
Domestic offices	30,237	404	2.7	27,285	1,044	3.8
Foreign offices	31,204	513	3.3	32,519	1,588	4.9
Funds purchased						
Domestic offices	–	–	–	–	–	–
Foreign offices	1,335	4	0.6	1,694	65	3.8
Subordinated liabilities						
Domestic offices	1,689	43	5.1	1,906	116	6.1
Foreign offices	753	21	5.6	788	52	6.6
Total interest bearing liabilities						
Domestic offices	31,926	447	2.8	29,191	1,160	4.0
Foreign offices	33,292	538	3.3	35,001	1,705	4.9
	65,218	985	3.0	64,192	2,865	4.5
Interest-free liabilities						
Current accounts	10,583			9,578		
Other liabilities	5,362			4,143		
Minority equity and non-equity interests	303			298		
Preference share capital	270			253		
Ordinary stockholders' equity	4,721			4,897		
Total liabilities and stockholders' equity	86,457	985	2.3	83,361	2,865	3.4
Percentage of liabilities applicable to foreign activities			50.8			53.9

22 Review report

The interim accounts (unaudited) have been reviewed by the Group's auditors, KPMG, and their review report is set out on page 40.

The profit retained for the half-year ended 30 June 2002 has been included in Tier 1 capital at 30 June 2002.

23 Approval of accounts

The interim accounts (unaudited) were approved by the board of directors on 30 July 2002.

	Half-year 30 June 2002	Half-year 30 June 2001 Restated	Year 31 December 2001 Restated
Operating ratios			
Operating expenses[1]/operating income	**58.1%**	59.2%	59.9%[2]
Tangible operating expenses[3]/operating income	**57.3%**	58.4%	59.0%[2]
Other income[4]/operating income	**39.2%**	41.7%	39.8%[2]
Net interest margin			
Group	**3.06%**	2.89%	2.99%
Domestic	**2.78%**	2.57%	2.59%
Foreign	**3.33%**	3.16%	3.34%
Rates of exchange			
€/US $			
Closing	**0.9975**	0.8480	0.8813
Average	**0.9028**	0.8931	0.8947
€/Stg £			
Closing	**0.6498**	0.6031	0.6085
Average	**0.6218**	0.6198	0.6198
€/PLN			
Closing	**4.0598**	3.3696	3.4953
Average	**3.6819**	3.6111	3.6573

[1]Excludes integration costs of € 8.2m and € 38.2m in June 2001 and December 2001, respectively.

[2]Adjusted to exclude the impact of exceptional foreign exchange dealing losses. Including the exceptional foreign exchange dealing losses, operating expenses/operating income was 77.1%, tangible operating expenses/operating income was 74.8% and other income/operating income was 23.8%.

[3]Excludes amortisation of goodwill of € 15.9m (half-year 30 June 2001: € 13.4m; year 31 December 2001: € 30.9m) and integration costs of € 8.2m and € 38.2m in June 2001 and December 2001, respectively.

[4]Other income includes other finance income.

Capital adequacy information	**€ m**	€ m	€ m
Total risk weighted assets	**65,810**	66,111	68,858
Capital			
Tier 1	**4,507**	4,918	4,479
Tier 2	**2,588**	3,129	2,742
	7,095	8,047	7,221
Supervisory deductions	**337**	255	294
Total	**6,758**	7,792	6,927

Review report of KPMG to Allied Irish Banks, p.l.c.

Introduction

We have been instructed by the Company to review the financial information set out on pages 6 to 9 and pages 21 to 38 and we have read the other information contained in the interim report for any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the board of directors. The Listing Rules of the Irish Stock Exchange require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards and, therefore, provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review, we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2002.

KPMG
Chartered Accountants
Dublin
30 July 2002

AIB